UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Myovant Sciences Ltd.
(Name of Issuer)
Common Shares, par value $0.000017727 per share
(Title of Class of Securities)
G637AM102
(CUSIP Number)
December 31, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G637AM102

1	Name of Reporting Person: Takeda Pharmaceuticals International AG
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Switzerland
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,390,530*
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,390,530*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 7,390,530*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3% **
12		TYPE OF REPORTING PERSON CO

* As of December 31, 2016.
** All share percentage calculations in this Schedule 13G are based on 60,249,139 common shares, $0.000017727 par value per share (the "Common Shares"), of Myovant Sciences Ltd. (the "Issuer") outstanding as of December 8, 2016, as reported on the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No. G637AM102

SCHEDULE 13G

Item 1(a)	NAME OF ISSUER: Myovant Sciences Ltd.
Item 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 20-22 Bedford Row London, United Kingdom WC1R 4JS
Item 2(a)	NAME OF PERSON FILING: Takeda Pharmaceuticals International AG
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE: Takeda Pharmaceuticals International AG Thurgauerstrasse 130, 8152 Glattpark—Opfikon Zurich, Switzerland
Item 2(c)	CITIZENSHIP: Takeda Pharmaceuticals International AG – Switzerland
Item 2(d)	TITLE OF CLASS OF SECURITIES: Common Shares, par value $0.000017727 per share
Item 2(e)	CUSIP NUMBER: G637AM102
Item 3	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.
Item 4
OWNERSHIP:

The information required by Items 4(a)-(c) is incorporated by reference from Rows (5)-(11) of the cover page to this Schedule 13G.

Takeda Pharmaceuticals International AG holds a warrant to maintain a 12% ownership interest in the Issuer, as determined after such exercise, through the later of (i) the one-year anniversary of the issuance of the warrant (April 29, 2017) or (ii) the final closing of an initial public offering as per the agreement, unless earlier terminated upon a change in control.

Takeda Pharmaceutical Company Limited owns 76.09% of Takeda A/S and wholly owns Takeda Europe Holdings B.V.

Takeda A/S wholly owns Takeda Pharma A/S, which owns 93.61% of Takeda Pharmaceuticals International AG.

Takeda Europe Holdings B.V. owns 23.91% of Takeda A/S and 6.39% of Takeda Pharmaceuticals International AG.

CUSIP No. G637AM102

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable.
Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
Item 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
Item 10	CERTIFICATION: Not applicable.

CUSIP No. G637AM102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 6, 2017

TAKEDA PHARMACEUTICALS INTERNATIONAL AG
By:	/s/ Marcello Agosti
Marcello Agosti, Head of Global Business Development